Exhibit 99.210

CONSENT OF DALE MATHESON CARR-HILTON LABONTE LLP

The undersigned hereby consents to the inclusion or incorporation by reference into the Registration Statement on Form 40-F (the “Form 40-F”) of NexTech AR Solutions Corp. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto, of:

●	its report, dated March 25, 2020, on the consolidated statements of financial position as at December 31, 2019 and May 31, 2018, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the seven months ended December 31, 2019 and year ended May 31, 2019.

The undersigned further consents to reference of the undersigned’s name in the Form 40-F, in the Annual Information Form of the Company for the seven months ended December 31, 2019 and the Annual Information Form of the Company for the fiscal year ended May 31, 2018 included in or incorporated by reference into the Form 40-F.

Dale Matheson Carr-Hilton Labonte LLP

/s/ DMCL
Name: David J. Goertz, CPA, CA
Title: Assurance Partner

Date: September 14, 2020